THE
GOLDFIELD
CORPORATION

1684 W. HIBISCUS BLVD.	TELEPHONE	321 724-1700
MELBOURNE, FLORIDA 32901-2631	FAX	321 308-1163

November 14, 2005

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:     Form 10-K for the year ended December 31, 2004
           Filed March 31, 2005
           File No.   1-07525

Dear Mr. Cash:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 1, 2005 relating to The Goldfield Corporation’s Form 10-K for the year ended December 31, 2004 filed on March 31, 2005.

Set forth below are the Staff’s comments followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8 – Financial Statements

Note 1 – Summary of Significant Accounting Policies - Electrical Construction Revenues

Comment:

1.	We note your response to comment 9 from our letter dated September 26, 2005 and have the following comments:

	•	Please tell us, and revise future filings to disclose, your revenue recognition policy related to change orders and claims. Refer to paragraphs 61-63 and 65-67 of SOP 81-1.

•

Based on the description of your claims process, we assume that you would not deem claim revenues to be probable until you received a favorable decision from an arbitrator. If true, please confirm our assumption and clarify this in future filings.

•

Please confirm to us that, in future filings, if your results are materially affected by the recognition of revenues or the reversal of previously recognized revenues related to change orders or claims, you will quantify and discuss such items in your MD&A analysis of results of operations.

John Cash
Securities and Exchange Commission
November 14, 2005

Response:

It is the Company’s policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with Statement of Position 81-1, paragraph 61-63, 65 and 67.

In our previous response to you, our reference to arbitration was not intended to describe our revenue recognition policy with respect to claims. The Company does not follow the guidance as allowed in accordance with Statement of Position 81-1, paragraph 66. Historically, claims relating to our electrical construction work have not been significant.

In future filings, the Company will revise electrical construction revenue recognition disclosures to incorporate this response. Also, if our results are materially affected by the recognition of revenues or the reversal of previously recognized revenues related to change orders or claims, the Company will quantify and discuss this in our MD&A analysis of results of operations.

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me directly at (321) 724-1700.

Please note our change of address which is as follows:

                              1684 W. HIBISCUS BLVD.
                              MELBOURNE, FLORIDA  32901-2631

Sincerely,

THE GOLDFIELD CORPORATION

/s/ Stephen R. Wherry

Stephen R. Wherry, CPA
Vice President, Treasurer
and Chief Financial Officer

cc:     John H. Sottile, Goldfield CEO
          David P. Bicks, Esq., LeBoeuf, Lamb, Greene & MacRae LLP
          Christine B. Callahan, CPA, Partner, KPMG LLP